

June 9, 2014

Via E-mail
John T. McDonald
Chief Executive Officer
Upland Software, Inc.
401 Congress Avenue, Suite 2950
Austin, TX 78701

> **Re: Upland Software, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted May 13, 2014**
> **CIK No. 0001505155**

Dear Mr. McDonald:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please update your financial statement to comply with the requirements set forth in Rule 3-12 of Regulation S-X.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We will process your amendments without price ranges. Since the price range you select
        will affect disclosure in several sections of the filling, we will need sufficient time to
        process your amendments once a price range is included and the material information
        now appearing blank throughout the document has been provided. Please understand that
        the effect of the price range on disclosure throughout the document may cause us to raise
        issues in areas on which we have not previously commented.

4.   Please supplementally provide us with copies of any graphical materials or artwork you
        intend to use in your prospectus. Upon review of such materials, we may have further
        comments. See Question 101.02 of our Securities Act Forms Compliance and Disclosure
        Interpretations, available on our website.

Prospectus Summary

Overview, page 1

5.   Please provide support for the assertion that you are a "leading" provider of cloud-based
        enterprise work management software. Also briefly describe in this section your "land-
        and-expand go-to-market strategy."

6.   We note the risk factor disclosure on page 34 discussing the concentration of ownership
        of your common stock among your existing officers, directors and principal stockholders.
        Disclose in the summary that your directors, executive officers and principal stockholders
        will continue to have a substantial control over the company after the offering and
        disclose the percentage of your voting power to be held by affiliates following the
        offering.

7.   With respect to all third-party statements in your prospectus—such as market data by
        IDC—please provide us with the relevant portion of the industry research reports you
        cite. To expedite our review, please clearly mark each source to highlight the applicable
        portion of the section containing the statistic, and cross-reference it to the appropriate
        location in your prospectus. Also, please tell us whether any of the reports were prepared
        for you or in connection with the offering.

Key Metrics, page 10

8.   Your reconciliation of adjusted EBITDA eliminates the impact of discontinued
        operations and other expenses, before arriving at an EBITDA subtotal. As such, it
        appears that this subtotal does not meet the definition of EBITDA. Please revise your
        presentation accordingly or discontinue your presentation of such subtotal. Further,
        EBITDA should be disclosed as a Non-GAAP measure. We note that you discuss
        adjusted EBITDA but not EBITDA.

Risk Factors

"We rely on third-party software that is required for the development…," page 24

9.   We note your statement that you rely on software licensed from or hosted by third parties to offer your applications. Please include in your business section a discussion of your material license agreements and, to the extent you substantially depend on one or more software licenses, please file any such license agreements as exhibits, or advise. Refer to Item 601(b)(10) of Regulation S-K.

"Sales of a substantial number of shares of our common stock…," page 33

10.   We note the disclosure in this risk factor and on page 120 that the representatives of the underwriters may release the securities subject to the lock-up agreements any time with or without notice. To the extent any lock-up agreement relates to shares held by your officers or directors, please explain how the above statement is consistent with the requirements of FINRA Rule 5131(d)(2). Additionally, please disclose whether there are any agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period. If so, or if this constitutes a material risk, provide appropriate risk factor disclosure regarding the discretionary power to release the securities subject to the lock-up agreements.

Use of Proceeds, page 40

11.   Although you do not have current specific plans for the net proceeds of this offering, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on page 78 you describe your growth strategy but do not indicate if it will be funded with offering proceeds.

Capitalization, page 41

12.   The table presented on page 41 presents all the preferred stock within stockholders' equity whereas your consolidated balance sheet on page F-3 presents the preferred stock as temporary equity. Please reconcile these presentations.

Management's Discussion and Results of Operations

Overview, page 49

13.   Expand your overview to provide insight into material opportunities, challenges and risks facing the company, such as those presented by known material trends and uncertainties, as well as the actions management is taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example,

discuss the challenges and risks you face from your recent rapid growth and your plans to expand your sales force and your overseas operations. Your discussion of trends, challenges and uncertainties should provide insight into the extent to which reported financial information is indicative of future results.

2013 Acquisitions, page 51

14.   We note you acquired Clickability, Inc., for $12.3 million. Please provide your significance evaluation based on the thresholds set forth in Rule 1-02(w) of Regulation S-X. If significant, please revise your filing to provide the financial statements required by Rule 3-05 of Regulation S-X.

Components of Operating Results, page 53

15.   You discuss the significant components that impact cost of revenues and operating expenses. However, you do not quantify the relative percentages associated with each cost component identified as having a material impact. In this regard, please tell us what consideration you gave to providing greater insight into the relative significance of these components along with a discussion of the variability of the significant cost components, included within cost of revenues and operating expenses, for each of the periods presented.

Determination of the Fair Value of Stock-Based Compensation Grants, page 68

16.   We note that your estimated stock volatility for 2013 declined significantly in comparison to 2012. Please describe the reasons for this decline. Explain whether you changed your comparable companies between these periods. Tell us how you identified comparable companies and explain how you considered that you were recently formed when making this selection.

Common Stock Valuation Methodology, page 69

17.   Please clarify whether the column labeled "Estimated Fair Value per Share" in your table on page 70 represents the estimated fair value of your shares of common stock or your stock options. In this regard, the amounts do not agree with the discussion directly below this table. In addition, similar amounts and disclosures are provided in Footnote 9 on page F-30. Please advise.

Business Combinations and the Recoverability of Goodwill and Long-lived Intangible Assets, page 71

18.   Your disclosure under this subheading indicates that you have one reporting unit. However, your disclosure on page F-11 indicates that you have two reporting units. Please clarify this apparent inconsistency.

19.   Please consider disclosing the percentage by which fair value exceeds the carrying value of your goodwill. In addition, please tell us the key assumptions used to determine the fair value of your reporting units. Consider including a discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible and description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

20.   We note that you recorded a $1.1 million impairment charge for trade name in 2013. Please advise to which expense caption this charge was recorded to. In this regard, we did not note any reference to this charge within your results of operations discussion.

Comparison of Fiscal Years Ended December 31, 2012 and 2013, page 58

Revenue, page 58

21.   While you discuss the factors that had an impact on revenues, please consider revising your disclosures to quantify those factors that resulted in material positive or negative fluctuations, on revenue, year over year. For example, you indicate that the increase in subscription and support revenue during fiscal 2013 resulted primarily from the acquisitions of FileBound and ComSci in fiscal 2013, as well as the inclusion of the full year of ownership of our 2012 acquisitions. However, you do not quantify the impact of these items. As such, it is unclear how that these disclosures provide sufficient detail for an investor to gain an understanding of the relative impact that these underlying factors had, and will continue to have, on your results of operations. See Section III.B.4 of SEC Release 33-8350.

22.   Based on your disclosures, it appears that your revenue growth is mostly due to acquisitions. Since your disclosures focus on the impact of the acquisitions, it's not clear whether you had any organic growth or deterioration in your existing operations. In this regard, please tell us what consideration you gave to providing disclosures that discuss organic growth or deterioration of your existing business operations, for each of the years presented. Such disclosures would provide investors with an understanding of continuing operations and provide transparency into the growth trends of your core businesses, including your ability to continue to generate organic growth in future periods.

Loan and Security Agreements, page 62

23.   Please add a risk factor disclosing that your obligations and those of your subsidiaries under the loan agreements are secured by a security interest in substantially all of your assets.

Business, page 73

24.   You state elsewhere that approximately 24% of your revenues was generated outside of
        the United States in fiscal year 2013 and that foreign expansion is a core component of
        your growth strategy. Please tell us how you considered addressing your foreign
        operations and international expansion plans in your business discussion. In addition,
        please provide the information required by Item 101(d) of Regulation S-K for each of
        your last three fiscal years. Alternatively, to the extent that the disclosed information
        conforms to generally accepted accounting principles, you may include a cross-reference
        with respect to the information provided in Note 16 to your financial statements.

Technology and Operations, page 83

25.   We note that you currently serve your customers from eight third-party data center
        hosting facilities. Please discuss your contractual arrangements with these centers in
        your prospectus and file material agreements with your principal web hosting providers
        as exhibits to the registration statement, or tell us why this is not required. Refer to Item
        601(b)(10) of Regulation S-K.

Intellectual Property and Proprietary Rights, page 85

26.   Please revise to provide a brief description of three patents that you own and the duration
        and effect of the patents on your business. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Management, page 86

27.   Please disclose the names of the companies for which Mr. Hill worked as a consultant
        from June 2007 to June 2012. Also, we note the disclosure that prior to December 2011,
        Mr. Wilson held various sales and management positions at Seagate Technology PLC
        and Fujitsu Consumer Products of America. Please revise to clearly identify Mr.
        Wilson's principal occupations and places of employment for the past five years.
        Similarly, please clarify Mr. Sarracino's dates of employment at Activant Capital and
        Serent Capital. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation

Summary Compensation Table for Fiscal Year Ended December 31, 2013, page 92

28.   We note the disclosure in footnote five to the summary compensation table. Please revise
        to disclose the "blended" rate used to convert Canadian dollars to U.S. dollars. Refer to
        Instruction 2 to Item 402(n) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies
Revenue recognition, page F-12

29.   We note that in certain instances your professional services is not a separate unit of accounting from your subscription services and as a result, you are recognizing the implementation fees ratably over the contract life. Please tell us your consideration for recognizing these implementation fees over the estimated customer life based on the guidance in footnote 39 of SAB Topic 13A.3.f.

30.   We note that in certain instances your professional services are a separate unit of accounting. Please explain how such services impacts the timing of revenue recognition for the subscription term. Indicate whether your customer can fully utilize their subscription prior to the completion of the professional services.

31.   Tell us and disclose how you determine whether an element or deliverable is a separate unit of accounting (i.e., standalone value).

Comprehensive Loss, page F-16

32.   You indicate that accumulated comprehensive loss as of December 31, 2012 and 2013 was due to foreign currency translation adjustments. However, it appears that your accumulated comprehensive loss resulted from net losses incurred for each of the periods presented. Please revise to clarify your statement.

Note 3. Acquisitions, page F-16

2013 – Acquisitions, page F-18

33.   We note that the acquisition date for Clickability was December 23, 2013 and that you recorded the acquisition on December 31, 2013. Tell us why you recorded the acquisition on a later date. Tell us and disclose, if true, whether the operations during this period of time were immaterial.

Pro forma Results (Unaudited), F-19

34.   Tell us why you have not included the acquisition of Clickability within these pro forma results. Please revise your filing to include Clickability within your pro forma results or provide us with your basis in accounting literature for excluding such amounts.

Note 6 Long-term, page F-21

Convertible Promissory Note

35.   Tell us how you considered that the conversion price for the shares of preferred stock is 80% of the price paid by other investors in the qualified financing when evaluating how to account for this feature. We refer you to ASC 815-40-15. Further, clarify your statement on page F-31 that the "proceeds from the issuance of Series C preferred stock included the conversion of $4,900,000 of convertible promissory bridge notes and accrued interest payable." Tell us how this event was reported on the Statements of Cash Flows and whether this conversion represents a non-cash financing activity.

Note 8. Income Taxes, page F-26

36.   Please revise to disclose the components of domestic and foreign (loss) income, before the provision for income taxes as required by Rule 4-08(h) of Regulation S-X.

37.   Please consider revising your disclosure to present the amount of undistributed earnings held in foreign subsidiaries or indicate that the amount is not material.

38.   You indicate that as of December 31, 2013, you had federal net operating loss carryforwards of approximately $45 million. Also, you indicate that the net operating loss and credit carryforwards expire beginning in 2018, if not utilized. Furthermore, you disclose that the annual limitation will result in the expiration of $12.0 million of net operating losses and $0.8 million of credit carryforwards before utilization and you placed a valuation allowance against your domestic net deferred tax asset, exclusive of goodwill.   However, it is not clear how the table on page F-27 reflects the fact pattern discussed in this note. Please advise.

Stockholders' Deficit, page F-29

39.   Please provide your analysis of Series C Redeemable Preferred Stock that supports your conclusion that these shares do not represent a "debt host".

Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Year Ended December 31, 2013, F-87

40.   You indicate the acquisition of Clickability is not reflected in the unaudited pro forma condensed consolidated statement of operations, because the acquisition had no impact on the results of operations for the year ended December 31, 2013. However, it appears that the acquisition meets the 10% significance threshold set forth in Rule 1-02(w) of Regulation S-X. In this regard, it appears that you should revise your pro forma financial information to include the acquisition of Clickability. For guidance, please refer to Rule 11-01(a) and Rule 11-01(b)(1) of Regulation S-X.

41.   We note that you provide unaudited pro forma net loss per common share and unaudited pro forma weighted-average shares outstanding for the year ended December 31, 2013 assuming the conversion of all outstanding shares of preferred stock, on an as-if converted basis, at the later of January 1, 2013 or the date of issuance of the preferred stock, on the face of your historical financial statements. In this regard, it appears that you should revise unaudited Pro Forma Condensed Consolidated Statements of Operations for the Year Ended December 31, 2013, to also reflect pro forma net loss per share assuming the conversion of all outstanding shares of preferred stock into common stock.

Part II

Recent sales of unregistered securities, page II-1

42.   We note that many of the issuances described in this section were made in reliance on the exemptions set forth in Section 4(2) of the Securities Act or Rule 506 of Regulation D. To the extent any offerings were made in reliance on Regulation D, please ensure that a Form D is filed, as appropriate, or revise your disclosure accordingly.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Juan Migone, Senior Staff Accountant, at (202) 551-3312 or the undersigned at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Maryse Mills-Apenteng at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: <u>Via E-mail</u>
       Brian K. Beard, Esq.
       Wilson Sonsini Goodrich & Rosati
       Professional Corporation